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Exhibit (d)(4)

Jefferson Smurfit Group plc
Beech Hill, Clonskeagh
Dublin 4 Ireland

17 June 2002

Strictly Private & Confidential

To:	Madison Dearborn Capital Partners IV, L.P. ("Madison") 70 West Madison Street, Suite 3800 Chicago, IL 60602
Attention:	Samuel M Mencoff

Dear Sirs:

        We refer to the letter agreement entered into between us dated 7 May 2002 (the "Agreement"). Pursuant to Clause l(b) of the Agreement, we obtained, by letters dated 16th May 2002 to William Fry, Solicitors and dated 30 May 2002 to Arthur Cox, Solicitors (copies of which are attached) consents from the Irish Takeover Panel (the "Panel") regarding the Agreement.

        Each of the parties hereto agree: (i) to the Panel's conditions contained in the 30 May 2002 Panel letter, and (ii) to amend the Agreement in the manner required by the Panel by attaching the 30 May 2002 letter to the Agreement and making it a part of the Agreement. Subject to the amendments required by the Panel, as set forth in the 30 May 2002 letter, we confim that the Agreement remains in full force and effect and constitutes legal and binding obligations of JSG and Madison enforceable in accordance with its terms.

        This letter is intended to be legally binding and shall be governed by, and construed in accordance with, Irish law and each of the parties hereby submits to the non-exclusive jurisdiction of the Irish Courts in regard to any matters arising out of this Agreement.

Yours faithfully
Jefferson Smurfit Group plc
By:
/s/ MARTIN RAFFERTY
Name:	Martin Rafferty
Title:	Director
Accepted and agreed:
Madison Dearborn Capital Partners IV, L.P.
By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner
By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner
By:
/s/ SAMUEL M. MENCOFF
Name:	Samuel M. Mencoff

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  Exhibit (d)(4)